UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 13D/A-1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     Renaissance Entertainment Corporation.
                                (Name of Issuer)

                                  Common Stock
                           (Title of Class Securities)

                                   75966Q-20-5
                                 (CUSIP Number)

                                 Donald C. Gaiti
                          4410 Arapahoe Road, Suite 200
                             Boulder, Colorado 80303
                                 (303) 444-88273
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                      December 11, 1996 - February 10, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item I and (2) has filed no amendment subsequent thereto reporting financial ownership of five percent (5%) or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).


                                  SCHEDULE 13D
CUSIP NO. 75966Q-20-5                                          PAGE 2 OF 7 PAGES
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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                BARBARA HOPE-GAITI
                SSN:  ***-**-****

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [X]
                                                                        (b)  [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS
        NOT APPLICABLE

--------------------------------------------------------------------------------
5       CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES CITIZEN

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                      7        SOLE VOTING POWER
                               204,000
     NUMBER OF
--------------------------------------------------------------------------------
       SHARES         8        SHARED VOTING POWER
    BENEFICIALLY               0
      OWNED BY
--------------------------------------------------------------------------------
   EACH REPORTING     9        SOLE DISPOSITIVE POWER
       PERSON                  204, 000

--------------------------------------------------------------------------------
        WITH          10       SHARED DISPOSITIVE POWER
                               0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        204,000 (DOES NOT INCLUDE 206,000 SHARES OWNED BY MR. GAITI, MS. HOPE-GAITI'S SPOUSE)

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [X]

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        2.21%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                  SCHEDULE 13D
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                DONALD C. GAITI
                SSN:  ***-**-****

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        NOT APPLICABLE

--------------------------------------------------------------------------------
5       CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES CITIZEN

--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
                               206,000
     NUMBER OF
--------------------------------------------------------------------------------
       SHARES         8        SHARED VOTING POWER
    BENEFICIALLY               0
      OWNED BY
--------------------------------------------------------------------------------
   EACH REPORTING     9        SOLE DISPOSITIVE POWER
       PERSON                  206,000

--------------------------------------------------------------------------------
        WITH          10       SHARED DISPOSITIVE POWER
                               0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        206,000 (DOES NOT INCLUDE 204,000 SHARES OWNED BY MS. HOPE-GAITI, MR. GAITI'S SPOUSE)

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        *
        [X]

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        2.23%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1. Security and Issuer.

        This statement relates to the Common Stock of Renaissance Entertainment Corporation (the "Company") whose principal address is 4410 Arapahoe Road, Suite 200, Boulder, Colorado 80303.

Item 2. Identity and Background.

               (a), (b) and (c) The name, business or residence address and principal occupation for the persons for whom this report is filed are as follows:

                  Barbara Hope-Gaiti (hereinafter referred to as Ms. Hope) 4410 Arapahoe Road, Suite 200
                  Boulder, Colorado 80303

                Ms. Hope is a director of Creative Faires, Ltd., a wholly-owned subsidiary of the Company. Creative Faires, Ltd. owns and operated the New York Renaissance Faire. Its address is the same as Ms. Hope's set forth above.

                  Donald C. Gaiti
                  4410 Arapahoe Road, Suite 200
                  Boulder, Colorado 80303

                Mr. Gaiti is President of Creative Faires, Ltd., a wholly-owned subsidiary of the Company. Creative Faires, Ltd. owns and operated the New York Renaissance Faire. Its address is the same as Mr. Gaiti's set forth above.

                (d) Neither Mr. Gaiti nor Ms. Hope has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Neither Mr. Gaiti nor Ms. Hope has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)    Both Ms. Hope and Mr. Gaiti are United States Citizens.

Item 3. Source and Amount of Funds or Other Consideration.

               Barbara Hope and Donald C. Gaiti acquired a total of 270,000 shares of the Company's Common Stock in a merger of a wholly-owned subsidiary of the Company with Creative Faires, Ltd., a New York corporation, of which they were the sole shareholders.


Item 4. Purpose of Transaction.

               The purpose of the transaction in which Ms. Hope and Mr. Gaiti acquired the Company's securities was to effect a merger of Cfaires Acquisition Corp., a wholly-owned subsidiary of the Company, into Creative Faires, Ltd., a New York corporation of which Ms. Hope and Mr. Gaiti were the sole shareholders. As a result of this merger, Creative Faires, Ltd. is now a wholly owned subsidiary of the Company. In connection with this transaction, the number of directors of the Company was increased to six and Ms. Hope was elected to the vacancy thereby created.

               Ms Hope acquired on February 5, 1996 135,000 shares or 3.2% of the Company's issued and outstanding Common Stock as of December 31, 1995, as adjusted for the 270,000 shares issued to Ms. Hope and Mr. Gaiti in connection with the acquisition of Creative Faires Ltd. She had sole voting power and sole power to dispose of these shares.

               Mr. Gaiti acquired on February 5, 1996 135,000 shares or 3.2% of the Company's issued and outstanding Common Stock as of December 31, 1995, as adjusted for the 270,000 shares issued to Ms. Hope and Mr. Gaiti in connection with the acquisition of Creative Faires Ltd. He had sole voting power and sole power to dispose of these shares.

Item 5. Interest in Securities of the Issuer.

               (a) The aggregate percentage of shares of Common Stock owned by Ms. Hope and Mr. Gaiti is based upon 9,233,772 shares outstanding which is the total number of shares outstanding on December 31, 1996 according the Company's records.

        As of February 10. 1997, together Ms. Hope and Mr. Gaiti, who are spouses, owned 410,000 or 4.44% of the Company's issued and outstanding Common Stock. This number reflects the one for one stock dividend paid in October, 1996.

                (b) Ms. Hope had sole voting and dispositive power with respect to 204,000 shares and Mr. Gaiti had sole voting and dispositive power with respect to 206,000 shares

(c) Neither Ms. Hope nor Mr. Gaiti have engaged in any transaction in the Company's common Stock during the past sixty days except for the following open market sales:

                                                Price ($) per Share     Sale by
          Date           No. of Shares Sold     (excl. Commissions)   Hope/Gaiti
          ----           ------------------     -------------------   ----------
        12/11/96                 1,000                5.625             Gaiti
        12/23/96                   500                5.625             Hope
        12/23/96                 2,000                5.750             Gaiti
        12/23/96                 2,000                5.750             Gaiti
        12/26/96                 2,500                5.125             Hope
        12/26/96                 2,500                5.125             Gaiti
         1/2/97                  1,000                5.750             Gaiti
         1/3/97                  1,000                5.750             Gaiti
        1/10/97                  1,000                5.875             Gaiti
        1/16/97                  1,000                6.000             Gaiti
        1/21/97                  2,000                6.000             Gaiti
        1/21/97                  1,500                6.000             Gaiti

                (d) No person other than Mr. Hope and Mr. Gaiti have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of the common stock.

                (e) On of about October 10, 1996, Ms. Hope and Mr. Gaiti ceased to be the beneficial owners of more than five percent of the Company's common stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                Ms. Hope and Mr. Gaiti are spouses and are parties to that certain Agreement and Plan of Merger dated February 5, 1996 and filed as an Exhibit hereto.

                Ms. Hope and Mr. Gaiti agreed to transfer at total of 1,000 shares (500 shares each) of the Company's Common Stock to Stanley Wunderlich or Consulting for Strategic Growth, Ltd. as compensation for services performed in connection with the merger. This was done in April, 1996

Item 7. Material to be Filed as Exhibits.

        (1) Agreement and Plan of Merger dated February 5, 1996 by and among Renaissance Entertainment Corporation, Cfaires Acquisition Corp., Creative Faires, Ltd., Barbara Hope and Donald C. Gaiti previously filed.

        (2) Letter agreement dated February 2, 1996, among Ms. Hope, Mr. Gaiti, Stanley Wunderlich and Consulting for Strategic Growth, Ltd. - previously filed.

Signatures

        After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 1997                     /s/Barbara Hope-Gaiti
                                            ---------------------
                                            Barbara Hope-Gaiti


Date: February 10, 1997                     /s/Donald C. Gaiti
                                            ------------------
                                            Donald C. Gaiti